

Mail Stop 3561

January 29, 2010

By U.S. Mail

Mr. Daniel Forbush
Chief Financial Officer
General Metals Corporation
1 E Liberty Street, Suite 6000
Reno, NV 89501

> **Re:** **General Metals Corporation**
> **File No. 0-30230**
> **Form 10-K for the fiscal year ended April 30, 2009**
> **Filed August 13, 2009**
>
> **Form 10-Q for the period ended July 31, 2009**
> **Filed September 18, 2009**
>
> **Form 10-Q for the period ended October 31, 2009**
> **Filed December 21, 2009**

Dear Mr. Forbush:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief